Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

August 17, 2018

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Churchill Capital Corp
Registration Statement on Form S-1
Submitted July 11, 2018
CIK No. 0001744895

Ladies and Gentlemen:

On behalf of our client, Churchill Capital Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the draft Registration Statement on Form S-1 which was initially submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on July 11, 2018.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated August 3, 2018 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Securities and Exchange Commission
August 17, 2018

Response to Comment 1

The Company advises the Staff that it does not expect to include any additional pictures or graphics in the printed and distributed version of the preliminary prospectus. To the extent that any such pictures or graphics will be added to the preliminary prospectus, the Company will supplementally provide copies to the Staff prior to printing and distribution.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 2

The Company advises the Staff that to the extent that the Company presents, or authorizes anyone to present, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide copies to the Staff.

3.	Please revise to disclose the percentage of warrants that your initial stockholders will own upon consummation of your initial business combination.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comments. Please see page 57 of the Registration Statement.

Signatures, page II-8

4.	Please revise the second half of your signature page to annotate that the registration statement will be signed by your principal financial officer and your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacities, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comments. Please see page II-8 of the Registration Statement.

* * * *

Securities and Exchange Commission
August 17, 2018

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309 or Oliver Loxley at (212) 373-3692.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Joel L. Rubinstein, Esq.

Winston & Strawn LLP